SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

US ONCOLOGY, INC.

(Name of Issuer)

US ONCOLOGY, INC.

US ONCOLOGY HOLDINGS, INC. f/k/a OILER HOLDING COMPANY

OILER ACQUISITION CORP.

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

WCAS IX Associates, L.L.C.

Patrick J. Welsh

Russell L. Carson

Bruce K. Anderson

Thomas E. McInerney

Robert A. Minicucci

Anthony J. de Nicola

Paul B. Queally

D. Scott Mackesy

Sanjay Swani

John D. Clark

James R. Matthews

Sean M. Traynor

John Almeida

Jonathan M. Rather

Eric J. Lee

George Weigers

Joelle M. Kayden

Kenneth M. Melkus

Rocco Ortenzio

Robert A. Ortenzio

Lloyd K. Everson

R. Dale Ross

Bruce D. Broussard

Atul Dhir

George D. Morgan

Leo E. Sands

Phillip H. Watts

(Names of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

90338W 10 3

(CUSIP Number)

US Oncology, Inc. 16825 Northchase Drive Houston, Texas 77060 Attention: Phil Watts, Esq. Tel: (832) 601-8766	Welsh, Carson, Anderson & Stowe IX, L.P. 320 Park Avenue, Suite 2500 New York, New York 10022 Attention: Jonathan M. Rather Tel: (212) 893-9500

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Othon A. Prounis, Esq. Ropes & Gray LLP 45 Rockefeller Plaza New York, New York 10111 (212) 841-5700

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Transaction Valuation*	Amount of Filing Fee**

$1,187,460,330	$150,452

*	For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of March 20, 2004, among US Oncology Holdings, Inc. f/k/a Oiler Holding Company (“Holdings”), Oiler Acquisition Corp. (“Acquisition”) and US Oncology, Inc. (“Issuer”), Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock of the Issuer, $.01 par value per share (“Common Stock”), other than shares held by Holdings or Acquisition, treasury shares and dissenting shares, will be converted into the right to receive $15.05 in cash (the “Merger Consideration”). All outstanding delayed share delivery agreements of the Issuer will be accelerated and the counterparties to such agreements will receive the Merger Consideration for each share of stock to be delivered by the Issuer pursuant to such agreements. In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Issuer. The total Transaction Value was calculated based upon (a) an estimated aggregate cash payment of $1,086,856,203 based on the proposed per share cash payment of $15.05 for outstanding shares of common stock of the Issuer, excluding shares held by or expected to be contributed, prior to the Merger, to Holdings or Acquisition, (b) an estimated aggregate cash payment of $86,810,998 to holders of outstanding options to purchase an aggregate of 11,769,952 shares of common stock with per share exercise prices of less than $15.05 and (c) an estimated aggregate cash payment of $13,793,129 to holders of outstanding rights to receive an aggregate of 916,487 shares of common stock under delayed stock delivery agreements.

**	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00012670 multiplied by the total Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Section 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $150,452

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: US Oncology, Inc.

Date Filed: April 14, 2004

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of the Issuer by Holdings; (ii) passed on the merits or fairness of the acquisition or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No.1 to Rule 13e-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “buying group”): US Oncology, Inc. (the “Issuer”), US Oncology Holdings, Inc. f/k/a Oiler Holding Company (“Holdings”), Oiler Acquisition Corp. (“Acquisition”), Welsh, Carson, Anderson & Stowe IX, L.P. (“WCAS IX”), WCAS IX Associates, L.L.C. (“WCAS IX Associates”), Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean M. Traynor, John Almeida, Jonathan M. Rather, Eric J. Lee, George Weigers, Joelle M. Kayden, Kenneth M. Melkus, Rocco Ortenzio, Robert A. Ortenzio, Lloyd K. Everson, R. Dale Ross, Bruce D. Broussard, Atul Dhir, George D. Morgan, Leo E. Sands and Phillip H. Watts.

On March 20, 2004, Holdings, Acquisition and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock of the Issuer, $.01 par value (“Common Stock”), other than shares held by Holdings or Acquisition, treasury shares and dissenting shares, will be converted into the right to receive $15.05 in cash (the “Merger Consideration”). All outstanding rights under delayed share delivery agreements of the Issuer will be cancelled in exchange for the Merger Consideration for each share of stock to be delivered by the Issuer pursuant to such agreements. In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the per share exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing stockholders of the Issuer.

Pursuant to two equity commitment letters, each dated as of March 20, 2004, by and between Holdings and WCAS IX, WCAS IX and certain related investors, including, Patrick J. Welsh, Russell L. Carson (an existing director of the Issuer), Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean M. Traynor, John Almeida, Jonathan M. Rather, Eric J. Lee, George Weigers, Joelle M. Kayden, Kenneth M. Melkus, Rocco Ortenzio will provide up to $304.1 million in cash and an agreed upon number of shares of Common Stock to Holdings in return for equity interests in Holdings. Robert A. Ortenzio, an existing director of the Issuer, also has an understanding with Holdings whereby he is expected to contribute an agreed upon number of shares of Common Stock to Holdings in return for equity interests in Holdings. Any contributed shares will be canceled in the Merger. The following members of the buying group are existing executive officers of the Issuer and are, through conversion, exchange, purchase or otherwise, acquiring equity interests in Holdings upon consummation of the merger: R. Dale Ross, Bruce D. Broussard, Atul Dhir, George D. Morgan, Leo E. Sands and Phillip H. Watts. These individuals are collectively referred to as the “management participants.” Lloyd K. Everson, an existing director of the Issuer, also will, through conversion, exchange, purchase or otherwise, acquire equity interests in Holdings upon consummation of the merger.

Upon completion of the Merger, Holdings is expected to own all of the outstanding capital stock of the surviving corporation and the buying group is expected to own substantially all of the outstanding capital stock of Holdings.

Concurrently with the filing of this Schedule 13E-3, the Issuer is filing with the Commission a preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of stockholders of the Issuer. At the meeting, stockholders of the Issuer will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the Merger. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated by reference into this Schedule 13E-3, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the appendices thereto. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The Proxy Statement is in preliminary form and is subject to completion or amendment. A copy of the Merger Agreement is attached hereto as Appendix A to the Proxy Statement.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Issuer was supplied by the Issuer and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than the Issuer (except for information relating to certain filing persons in their respective capacities as directors or officers of the Issuer) was supplied by each such filing person and no other filing person, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.	SUMMARY TERM SHEET.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER.”

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 1002 of Regulation M-A:

(a)	NAME AND ADDRESS. The information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

(b)	SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING—Record Date, Quorum and Voting Information” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

(c)	TRADING MARKET AND PRICE. The information set forth in the Proxy Statement under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	DIVIDENDS. The information set forth in the Proxy Statement under the caption “COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	PRIOR PUBLIC OFFERINGS. The information set forth in the Proxy Statement under the caption “PRIOR PUBLIC OFFERINGS” is incorporated herein by reference.

(f)	PRIOR STOCK PURCHASES. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Common Stock Purchase Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 1003 of Regulation M-A:

(a)	NAME AND ADDRESS.

With respect to the Issuer, Holdings and Acquisition, the information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference. The Issuer is a member of the buying group and the subject company.

Russell L. Carson, R. Dale Ross, Lloyd K. Everson, M.D., Steven E. Jones, M.D., Richard B. Mayor, Robert A. Ortenzio, Boone Powell, Jr., James E. Dalton, Jr. Burton S. Schwartz, M.D. and Vicki H. Hitzhusen are the members of the board of directors of the Issuer. The management participants are the executive officers of the Issuer. The principal address of each such person is c/o US Oncology, Inc., 16825 Northchase Drive, Houston, Texas 77060. The applicable telephone number is (832) 601-8766.

D. Scott Mackesy and Sean D. Traynor are the members of the boards of directors of Holdings and Acquisition. Each individual and Jonathan M Rather are the executive officers of each such entity. The principal address of each such entity or person is c/o

Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500.

With respect to WCAS IX,WCAS IX Associates, Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean M. Traynor, John Almeida, Jonathan M. Rather and Eric J. Lee, the principal address of each such entity or person is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022. The applicable telephone number is (212) 893-9500. WCAS IX Associates is the general partner of WCAS IX. Each of the following individuals are managing members of WCAS IX Associates: Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, and Jonathan M. Rather.

With respect to George Weigers, his principal address is 55 Madison Street, Denver, Colorado 80206. His telephone number is (970) 748-6724. With respect to Joelle M. Kayden, her principal address c/o Accolade Partners, L.P., 7900 Westpark Drive, Suite T-602, McLean, Virginia 22102. Her telephone number is (703) 749-7800. With respect to Kenneth M. Melkus, his principal address is 102 Woodmont Blvd., Suite 100, Nashville, Tennessee 37203. His telephone number is (615) 385-4666. With respect to Rocco Ortenzio, his principal address is c/o Select Medical Corporation, 4718 Old Gettysburg Road, Suite 403, Mechanicsburg, PA 17055. His telephone number is (717) 972-1100.

With respect to each of the other management participants, the principal address of each such person is c/o US Oncology, Inc., 16825 Northchase Drive, Houston, Texas 77060. The applicable telephone number is (832) 601-8766

(b)	BUSINESS AND BACKGROUND OF ENTITIES.

With respect to the Issuer, the information set forth in the Proxy Statement under the caption “THE PARTICIPANTS” is incorporated herein by reference.

The principal business of Holdings and Acquisition will be the acquisition of the outstanding shares of the Issuer in the Merger. The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX.

(c)	BUSINESS AND BACKGROUND OF NATURAL PERSONS.

(1)	The current principal occupation each member of the Issuer’s board of directors is as follows:

(i)	Russell L. Carson—a managing member of WCAS IX Associates;
(ii)	R. Dale Ross—an executive officer of the Issuer;
(iii)	Lloyd K. Everson, M.D.—Director, Vice Chairman of the Board of Directors and former President of the Issuer;
(iv)	Steven E. Jones, M.D.—Physician, Texas Oncology, P.A., an oncology practice with locations throughout Texas;
(v)	Richard B. Mayor—Private investor;
(vi)	Robert A. Ortenzio—President and Chief Executive Officer, Select Medical Corporation;
(vii)	Boone Powell, Jr.—Retired President and Chief Executive Officer of Baylor Health Care System;
(viii)	James E. Dalton, Jr.—President, Edinburgh Associates, Inc., a consulting company;
(ix)	Burton S. Schwartz, M.D.—Physician, Minnesota Oncology Hematology, P.A., an oncology practice in Minneapolis, Minnesota; and
(x)	Vicki H. Hitzhusen—Director of Finance, BMC Software, Inc., a global software company.

The current principal occupation of each of the management participants is that of an executive officer of the Issuer.

The current principal occupation of each managing member of WCAS IX Associates is that of a managing member of WCAS IX Associates. The principal business of Eric J. Lee is that of an employee of an affiliate of WCAS IX Associates.

The principal business of George Weigers is that of a private investor. The principal business of Joelle M. Kayden is that of a managing partner of Accolade Partners, L.P. The principal business of Kenneth Melkus is that of a private investor and consultant. The principal business of Rocco Ortenzio is that of Chairman of the Board of Directors of Select Medial Corporation. The principal business of Robert A. Ortenzio is that of the President and Chief Executive Officer of Select Medical Corporation.

(2)	The material occupations, positions, offices or employment during the past five years of each of the directors of the Issuer are set forth below:

Russell L. Carson co-founded Welsh, Carson, Anderson & Stowe (“WCAS”) in 1979. He is a director of Select Medical Corporation, a healthcare company, and also a director of various privately held healthcare companies.

R. Dale Ross has been Chairman of the Board of Directors and Chief Executive Officer of the Issuer since December 1992.

Lloyd K. Everson, M.D. was President of the Issuer from November 1993 until March 2001. He received his medical degree from Harvard Medical School and his oncology training at Memorial Sloan Kettering and at the National Cancer Institute. He is board certified in internal medicine and medical oncology. Dr. Everson has published widely in the field of oncology and is a member of numerous professional associations. He also has served as President of the Association of Community Cancer Centers and as Associate Chairman for Community Programs for the Eastern Cooperative Oncology Group. Dr. Everson resigned as President of the Issuer in March 2001. In addition, in March 2001, Dr. Everson was appointed as a director of the Issuer and Vice Chairman of the Board of Directors. Dr. Everson previously served as a director of the Issuer from 1993 until 1999.

Stephen E. Jones, M.D. received his medical degree from Case Western Reserve School of Medicine and post-doctoral training and education at Stanford University. Dr. Jones is a board certified medical oncologist and internist and a member of the American Society of Clinical Oncology. Dr. Jones’ practice, Texas Oncology, P.A., is managed by the Issuer.

Richard B. Mayor was of counsel in the Houston law firm Mayor, Day, Caldwell & Keeton, L.L.P. from January 1999 until its merger with Andrews Kurth LLP in October 2001. He continued of counsel to Andrews Kurth until December 2003. Andrews Kurth LLP serves as outside counsel to the Issuer.

Robert A. Ortenzio has been Chief Executive Officer of Select Medical Corporation since September 1999 and was President and Chief Operating Officer of Select Medical Corporation from February 1997 until September 1999. He is also a director of Select Medical Corporation. Prior to that time, Mr. Ortenzio was a co-founder and president of Continental Medical Systems, Inc., a provider of comprehensive medical rehabilitation programs and services, and a director of Horizon/CMS Healthcare Corporation, and served in various capacities at Continental Medical Systems, Inc. since February 1986.

Boone Powell, Jr. was President and Chief Executive Officer of Baylor Health Care System from 1980 until 2000 and Chairman from 2000 until 2001. Mr. Powell serves as an active member of Voluntary Hospitals of America. He is a director of Abbott Laboratories, United Surgical Partners International and Comerica Bank—Texas and is a Fellow of the American College of Health Care Executives. Mr. Powell was previously a director of Physician Reliance Network, Inc.

James E. Dalton, Jr. was President and Chief Executive Officer and a director of Quorum Health Group, Inc., a healthcare company, from 1990 until 2001, when Quorum was acquired by Triad Hospitals. Mr. Dalton now serves on the Board of Directors of Neighborcare, Inc., and Select Medical Corporation. He also serves on the Board of Trustees of Universal Health Realty Income Trust. Mr. Dalton is a Fellow of the American College of Healthcare Executives.

Burton S. Schwartz, M.D. received his medical degree from Meharry Medical College in 1968 and is a board certified medical oncologist. Dr. Schwartz’s oncology group, Minnesota Oncology Hematology, P.A., has been managed by the Issuer since February 1995. He is the immediate past president of that group. Dr. Schwartz was formerly a director of Physician Reliance Network, Inc.

Vicki H. Hitzhusen has been Director of Finance at BMC Software since 2003. Her responsibilities include supervision of financial operations in certain markets and compliance with Sarbanes-Oxley requirements. From 1975 until 2002, Ms. Hitzhusen was with Arthur Andersen LLP, ultimately as a partner.

The material occupations, positions, offices or employment during the past five years of each of the management participants (other than R. Dale Ross, whose information is set forth above) are set forth below:

Bruce D. Broussard joined the Issuer in August 2000 with primary responsibility for financial and accounting activities, including financial reporting, treasury and taxation. In addition, in 2003, he was appointed Executive Vice President of Pharmaceutical Services, with primary responsibility for pharmaceutical aspects of the Issuer’s operations. Mr. Broussard was Chief Executive Officer of HarborDental, a dental development company specializing in free-standing upscale dedicated dental buildings, from December 1997 until July 2000. From January 1996 to October 1997, he was Executive Vice President and Chief Financial Officer of Regency Health Services, Inc., a national chain of nursing homes and provider of long-term health services. From 1993 to 1996, he was the Chief Financial Officer and a director of Sun Healthcare Group, a healthcare provider. Mr. Broussard is a Certified Public Accountant. He currently serves as a director and audit committee member at U.S. Physical Therapy, Inc., a publicly-traded provider of outpatient physical and occupational therapy.

Atul Dhir, M.B.B.S., D.Phil joined the Issuer in November 1999. As President of Cancer Information and Research Group, he is responsible for the Issuer’s clinical trial activities, cancer information services and transplant initiatives. Prior to joining the Issuer, Dr. Dhir was Vice President at Monsanto Corporation from 1996 to 1998, President of Health Strategies Partners, a company he founded that provided consulting services to hospitals and physicians, from 1994 to 1996, and a healthcare consultant with McKinsey & Company from 1989 until 1993. Dr. Dhir holds a D.Phil. in molecular biology from Oxford University, where he was a Rhodes Scholar.

George D. Morgan joined the Issuer in October 2000 and has over twenty years experience in operational and financial management in the healthcare industry. At the Issuer, he is responsible for the operational management of the Issuer’s affiliated practices. Mr. Morgan served as Executive Vice President and Chief Financial Officer of Mariner Post-Acute Network from January 1999 until September 2000. On January 18, 2000 Mariner Post-Acute Network and substantially all of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware under Chapter 11, Title 11 of the United States Code. From September 1994 to January 1999, Mr. Morgan served as a senior operating and senior corporate officer with Columbia/HCA Healthcare Corporation. His positions of responsibility included Chief Financial Officer then Chief Operating Officer of the Western Group from September 1994 through April 1996, President of the Ambulatory Surgery Division from April 1996 through June 1998, and Senior Vice President—Managed Care from July 1998 until January 1999.

Leo E. Sands joined the Issuer in November 1992. He is primarily responsible for the Issuer’s governmental relations and corporate administrative activities, including human resources and information technology. Mr. Sands is a member of the board of the National Patient Advocacy Foundation.

Phillip H. Watts joined the Issuer in January 1998 as its General Counsel. He has primary responsibility for overseeing the Issuer’s legal operations. From September 1991 until December 1997, Mr. Watts was an attorney at Mayor, Day, Caldwell & Keeton, L.L.P., a law firm in Houston, Texas, which has since merged into Andrews Kurth LLP.

The material occupations, positions, offices or employment during the past five years of each of the managing members of WCAS IX Associates (other than Russell L. Carson, whose information is set forth above) are set forth below:

Patrick J. Welsh. Mr. Welsh co-founded WCAS in 1979 and focuses on investments in the information and business services industry. Previously, he spent eight years with Citicorp Venture Capital and was President at the time of his departure. Mr. Welsh graduated from Rutgers University in 1965 and received an MBA from the University of California at Los Angeles in 1969.

Bruce K. Anderson. Mr. Anderson co-founded WCAS in 1979 and focuses on investments in the information and business services industry. Prior to co-founding WCAS, Mr. Anderson spent nine years at Automatic Data Processing (“ADP”). At the time of his departure, he was Executive Vice President, President of ADP International and a member of the Board of Directors. Before joining ADP, Mr. Anderson spent four years in consulting. He graduated from the University of Minnesota in 1962.

Thomas E. McInerney. Mr. McInerney joined WCAS in 1986 and focuses on investments in the information and business services and communications industries. Before joining WCAS, he co-founded and served as President and CEO of Dama Telecommunications Corp., a communications services company. Earlier he was Group Vice President-Financial Services at ADP and Senior Vice President-Operations at the American Stock Exchange. Mr. McInerney graduated from St. John’s University in 1963 and attended New York University Graduate School of Business Administration.

Robert A. Minicucci. Mr. Minicucci joined WCAS in 1993 and focuses on investments in the information and business services industry. Prior to joining WCAS, Mr. Minicucci was Senior Vice President and Chief Financial Officer of First Data Corporation (“FDC”). Before joining FDC, he served as Senior Vice President and Treasurer of the American Express Company. He also spent 12 years at Lehman Brothers where he was a Managing Director. Mr. Minicucci graduated from Amherst College in 1975 and received an MBA from Harvard Business School in 1979.

Anthony J. de Nicola. Mr. de Nicola joined WCAS in 1994 and focuses on investments in the information and business services and communications industries. Prior to joining WCAS, he worked for four years in the private equity group at William Blair & Company, financing middle market buy-outs. Previously, Mr. de Nicola worked at Goldman Sachs & Co. in the Mergers and Acquisitions Department. He graduated from DePauw University in 1986 and received an MBA from Harvard Business School in 1990.

Paul B. Queally. Mr. Queally joined WCAS in 1996 and focuses on investments in the healthcare industry. Prior to joining WCAS, Mr. Queally was a General Partner at The Sprout Group, Donaldson, Lufkin & Jenrette’s private equity group. Mr. Queally received a BA Degree from University of Richmond in 1986 and an MBA from Columbia Business School in 1990.

D. Scott Mackesy. Mr. Mackesy joined WCAS in 1998 and focuses on investments in the healthcare industry. Prior to joining WCAS, he worked for six years at Morgan Stanley Dean Witter & Co. in the Investment Research Department where he was responsible for coverage of the facilities-based healthcare services sector. Mr. Mackesy graduated from the College of William & Mary in 1991.

Sanjay Swani. Mr. Swani joined WCAS in 1999 and focuses on investments in the information and business services and communications industries. Prior to joining WCAS, he was a Director with Fox Paine & Company, a San Francisco-based private equity firm. Mr. Swani also spent four years in the Mergers, Acquisitions & Restructuring Department and two years in the Debt Capital Markets Department of Morgan Stanley Dean Witter & Co. He earned an undergraduate degree from Princeton University in 1987 and concurrent degrees from the Harvard Law School and the MIT Sloan School of Management in 1994.

John D. Clark. Mr. Clark joined WCAS in 2000 and focuses on investments in the information and business services and communications industries. Prior to joining WCAS, he was a General Partner at Saunders, Karp & Megrue, a private equity firm, where he worked for seven years. Previously, Mr. Clark worked in the Technology Investment Banking Group at Alex Brown & Sons and in the Merchant Banking Department at Morgan Stanley & Co. He graduated with a bachelor’s degree in Computer Science from Princeton University in 1987 and an MBA from Stanford University Graduate School of Business in 1992.

James R. Matthews. Mr. Matthews joined WCAS in 2000 and focuses on investments in the information and business services and communications industries. Prior to joining WCAS, he was a General Partner at J.H. Whitney & Co., a private equity firm where he worked for six years. Previously, Mr. Matthews worked as an associate at Gleacher & Co. and as a financial analyst in the Mergers & Acquisitions Group at Salomon Brothers Inc. He graduated with a B.S. degree from Boston College in 1989 and received an MBA from Harvard Business School in 1994.

Sean M. Traynor. Mr. Traynor joined WCAS in 1999 and focuses on investments in the information and business services and healthcare industries. Prior to joining WCAS, he worked in the healthcare and insurance investment banking groups at BT Alex.Brown. Mr. Traynor spent three years with Coopers & Lybrand. He earned a bachelor’s degree from Villanova University in 1991 and an MBA from the Wharton School of Business in 1996.

John Almeida, Jr. Mr. Almeida joined WCAS in 1999 and focuses on investments in the information and business services and communications industries. Before joining WCAS, he worked at Lehman Brothers in the Media & Telecommunications Investment Banking Group. Earlier, he worked at the venture capital firm of Westbury Capital Partners. Mr. Almeida graduated from Yale University in 1993.

Jonathan M. Rather. Mr. Rather joined WCAS in 1999 as Chief Financial Officer. Previously, he spent 14 years with the Goelet Investment Office, serving as the Chief Operating Officer and Chief Financial Officer. Before joining Goelet, Mr. Rather spent three years with Arthur Andersen & Co. Mr. Rather received a BS Degree in Accounting from Boston College in 1982, an MS Degree in Taxation from Pace University in 1989 and is a licensed CPA.

The material occupations, positions, offices or employment during the past 5 years of each of the other members of the buying group are set forth below:

Eric J. Lee. Mr. Lee joined WCAS in 1999 and is currently a principal focused on investments in the information and business services and health care industries. Prior to joining WCAS, he spent four years at Goldman, Sachs & Co. where he worked in the High Technology and Mergers & Acquisitions groups. Mr. Lee graduated from Harvard College in 1994.

George Weigers. Mr. Weigers has been a private investor for the past five years.

Joelle M. Kayden. Ms. Kayden founded Accolade Partners, L.P., a fund of funds in venture capital/private equity, in 2000 and has served as a managing partner since that time. Prior to joining Accolade Partners, Ms. Kayden was a managing director at Deutsche Bank (and its two predecessor firms, Bankers Trust and Alex Brown).

Kenneth Melkus. Mr. Melkus has been primarily engaged as a private investor and consultant for more than the past five years. He currently serves on the boards of directors of Accredo Health, Inc. and Ardent Health Services. Mr. Melkus founded HealthWise of America, Inc., a publicly traded managed care company, in August 1993. He served as Chairman and Chief Executive Officer until the company was merged with United HealthGroup of Minneapolis in April 1996.

(3)	None of the persons specified in this Item 3(c) have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(4)	Unless otherwise disclosed in the Proxy Statement, no person specified in this Item 3(c) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)	Each of the persons specific in this Item 3(c) is a citizen of the United States, other than D. Scott Mackesy, who is a citizen of Canada.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 1004 of Regulation M-A:

(a)	(1)	MATERIAL TERMS. Tender Offers. Not Applicable.

	(2)	MATERIAL TERMS. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER, “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” and “Appendix A—Agreement and Plan of Merger, dated as of March 20, 2004, among US Oncology Holdings, Inc. f/k/a Oiler Holding Company, Oiler Acquisition Corp. and US Oncology, Inc. “

(c)	DIFFERENT TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Merger Financing,” “THE MERGER AGREEMENT—Conversion of Common Stock,” “THE MERGER AGREEMENT—Treatment of Options,” and “THE MERGER AGREEMENT—Treatment of Shares Issuable Under Delayed Stock Delivery Agreements.”

(d)	APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Appraisal Rights,” and “Appendix C—Section 262 of the Delaware General Corporation Law.”

(e)	PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the members of the buying group or to obtain counsel or appraisal services at the expense of such members.

(f)	ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A:

(a)	TRANSACTIONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger” and “SPECIAL FACTORS—Common Stock Purchase Information.”

(b)	SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” and “THE MERGER AGREEMENT.”

(c)	NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.

(e)	AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date, Quorum and Voting Information,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Merger Financing,” and “THE MERGER AGREEMENT.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:

(b)	USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—General,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Purpose and Structure of the Merger,” and “THE MERGER AGREEMENT.”

(c)(1)-(8)	PLANS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” and “THE MERGER AGREEMENT.”

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A:

(a)	PURPOSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” and “SPECIAL FACTORS—Purpose and Structure of the Merger.”

(b)	ALTERNATIVES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger.”

(c)	REASONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” and “SPECIAL FACTORS—Purpose and Structure of the Merger.”

(d)	EFFECTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences” and “THE MERGER AGREEMENT.”

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:

(a)	FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Position of the Buying Group as to the Fairness of the Merger,” “SPECIAL FACTORS—Purpose and Structure of the Merger,” and “Appendix B—Opinion of Merrill Lynch & Co.”

(b)	FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Position of the Buying Group as to the Fairness of the Merger,” “SPECIAL FACTORS—Purpose and Structure of the Merger,” and “Appendix B—Opinion of Merrill Lynch & Co.”

(c)	APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date, Quorum and Voting Information,” “THE MERGER AGREEMENT—Conditions to Completing the Merger,” and “THE MERGER AGREEMENT—Termination.”

The transaction is structured so that approval of at least a majority of unaffiliated security holders is required.

(d)	UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” and “Appendix B—Opinion of Merrill Lynch & Co.”

(e)	APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” and “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger.”

(f)	OTHER OFFERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” and “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reason for the Merger.”

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A:

(a)	REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” and “Appendix B—Opinion of Merrill Lynch & Co.”

(b)	PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” and “Appendix B—Opinion of Merrill Lynch & Co.”

(c)	AVAILABILITY OF DOCUMENTS. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive officers of the Issuer during its regular business hours by any interested holder of Common Stock or any representative who has been designated in writing.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:

(a)-(d)	SOURCE OF FUNDS; CONDITIONS; EXPENSES; BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Expenses of Proxy Solicitation,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Merger Financing,” “SPECIAL FACTORS—Holdings Equity Commitments,” “SPECIAL FACTORS—Senior Secured Debt Facilities, “SPECIAL FACTORS—Fees and Expenses of the Merger,” and “THE MERGER AGREEMENT—Fees and Expenses; Termination Fee.”

Except as set forth in the Proxy Statement, there are no alternative financing arrangements or alternative financing plans.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:

(a)	SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)	SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Common Stock Purchase Information “ is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Item 1012 of Regulation M-A:

(d)	INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING—Record Date, Quorum and Voting Information,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” and “SPECIAL FACTORS—Position of the Buying Group as to the Fairness of the Merger.”

(e)	RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger” and “SPECIAL FACTORS—Position of the Buying Group as to the Fairness of the Merger.”

ITEM 13.	FINANCIAL STATEMENTS.

Item 1010 of Regulation M-A:

(a)	FINANCIAL INFORMATION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SELECTED HISTORICAL FINANCIAL INFORMATION” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in US Oncology’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference.

(b)	PRO FORMA INFORMATION. Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a), (b)	SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING—Expenses of Proxy Solicitation,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Interests of US Oncology Directors and Executive Officers in the Merger,” “SPECIAL FACTORS—Fees and Expenses of the Merger,” and “Appendix B—Opinion of Merrill, Lynch & Co.”

ITEM 15.	ADDITIONAL INFORMATION.

Item 1011 of Regulation M-A:

(b)	OTHER MATERIAL INFORMATION. The entirety of the Proxy Statement, including all Appendices thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Item 1016 of Regulation M-A:

(a)(1)	Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(5)	Press Release dated March 22, 2004 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on March 22, 2004).

(b)(1)	Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated March 20, 2004, by and among Holdings and JP Morgan Chase Bank, J.P. Morgan Securities Inc., Wachovia Bank, National Association, Wachovia Capital Markets, L.L.C., Citicorp North America, Inc. and Citigroup Global Markets Inc. (incorporated herein by reference to Exhibit C of the Schedule 13D/A filed by WCAS IX and the other reporting persons named therein on March 24, 2004).

(c)(1)	Presentation materials dated March 3, 2004 prepared by Merrill, Lynch & Co.

(c)(2)	Presentation materials dated March 10, 2004 prepared by Merrill, Lynch & Co.

(c)(3)	Presentation materials dated March 12, 2004 prepared by Merrill, Lynch & Co.

(c)(4)	Presentation materials dated March 15, 2004 prepared by Merrill, Lynch & Co., including supplemental materials provided to Merrill, Lynch & Co. by Welsh, Carson, Anderson & Stowe.

(c)(5)	Presentation materials dated March 17, 2004 prepared by Merrill, Lynch & Co.

(c)(6)	Presentation materials dated March 19, 2004 prepared by Merrill, Lynch & Co.

(c)(7)	Presentation materials dated March 20, 2004 prepared by Merrill, Lynch & Co. (incorporated herein by reference to Exhibit (c)(2) to the Transaction Statement on Schedule 13E-3 filed by the Issuer on April 14, 2004).

(c)(8)	Opinion of Merrill, Lynch & Co. (incorporated herein by reference to Appendix B to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May , 2004).

(d)(1)	Commitment Letters between WCAS IX and Holdings, dated as of March 20, 2004 (incorporated herein by reference to Exhibit B of the Schedule 13D/A filed by WCAS IX and the other reporting persons named therein on March 24, 2004).

(d)(2)	Agreement and Plan of Merger, dated as of March 20, 2004, among Holdings, Acquisition and the Issuer, filed with the Commission as Appendix A to the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(f)	Section 262 of the Delaware General Corporation Law, filed with the Commission as Appendix C to the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2004

US ONCOLOGY, INC.

By:	/S/ R. DALE ROSS
Chief Executive Officer

US ONCOLOGY HOLDINGS, INC.

By:	/S/ JONATHAN M. RATHER

Vice President

OILER ACQUISITION CORP.

By:	/S/ JONATHAN M. RATHER
Vice President

WELSH, CARSON, ANDERSON & STOWE IX, L.P.

By: WCAS IX Associates, LLC, General Partner

By:	/S/ JONATHAN M. RATHER
Managing Member

WCAS IX ASSOCIATES, LLC

By:	/S/ JONATHAN M. RATHER
Managing Member

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Patrick J. Welsh

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Russell L. Carson

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Bruce K. Anderson

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Thomas E. McInerney

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Robert A. Minicucci

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Anthony J. de Nicola

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Paul B. Queally

/S/ JONATHAN M. RATHER
Attorney-in-Fact/D. Scott Mackesy

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Sanjay Swani

/S/ JONATHAN M. RATHER
Attorney-in-Fact/John D. Clark

/S/ JONATHAN M. RATHER
Attorney-in-Fact/James R. Matthews

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Sean D. Traynor

/S/ JONATHAN M. RATHER
Attorney-in-Fact/John Almeida

/S/ JONATHAN M. RATHER
Jonathan M. Rather

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Eric J. Lee

/S/ GEORGE WEIGERS
George Weigers

/S/ JOELLE M. KAYDEN
Joelle M. Kayden

/S/ JONATHAN M. RATHER
Attorney-in-Fact/Kenneth Melkus

/S/ ROCCO ORTENZIO
Rocco Ortenzio

/S/ ROBERT A. ORTENZIO
Robert A. Ortenzio

/S/ LLOYD K. EVERSON
Lloyd K. Everson

/S/ R. DALE ROSS
R. Dale Ross

/S/ BRUCE D. BROUSSARD
Bruce D. Broussard

/S/ ATUL DHIR
Atul Dhir

/S/ GEORGE D. MORGAN

George D. Morgan

/S/ LEO E. SANDS

Leo E. Sands

/S/ PHILLIP H. WATTS

Phillip H. Watts

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(2)	Form of Proxy Card, filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(3)	Letter to Stockholders, filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(4)	Notice of Special Meeting of Stockholders, filed with the Commission along with the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(a)(5)	Press Release dated March 22, 2004 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on March 22, 2004).

(b)(1)	Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated March 20, 2004, by and among Holdings and JP Morgan Chase Bank, J.P. Morgan Securities Inc., Wachovia Bank, National Association, Wachovia Capital Markets, L.L.C., Citicorp North America, Inc. and Citigroup Global Markets Inc. (incorporated herein by reference to Exhibit C of the Schedule 13D/A filed by WCAS IX and the other reporting persons named therein on March 24, 2004).

(c)(1)	Presentation materials dated March 3, 2004 prepared by Merrill, Lynch & Co.

(c)(2)	Presentation materials dated March 10, 2004 prepared by Merrill, Lynch & Co.

(c)(3)	Presentation materials dated March 12, 2004 prepared by Merrill, Lynch & Co.

(c)(4)	Presentation materials dated March 15, 2004 prepared by Merrill, Lynch & Co., including supplemental materials provided to Merrill, Lynch & Co. by Welsh, Carson, Anderson & Stowe.

(c)(5)	Presentation materials dated March 17, 2004 prepared by Merrill, Lynch & Co.

(c)(6)	Presentation materials dated March 19, 2004 prepared by Merrill, Lynch & Co.

(c)(7)	Presentation materials dated March 20, 2004 prepared by Merrill, Lynch & Co. (incorporated herein by reference to Exhibit (c)(2) to the Transaction Statement on Schedule 13E-3 filed by the Issuer on April 14, 2004).

(c)(8)	Opinion of Merrill, Lynch & Co. (incorporated herein by reference to Appendix B to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May , 2004).

(d)(1)	Commitment Letters between WCAS IX and Holdings, dated as of March 20, 2004 (incorporated herein by reference to Exhibit B of the Schedule 13D/A filed by WCAS IX and the other reporting persons named therein on March 24, 2004).

(d)(2)	Agreement and Plan of Merger, dated as of March 20, 2004, among Holdings, Acquisition and the Issuer, filed with the Commission as Appendix A to the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).

(f)	Section 262 of the Delaware General Corporation Law, filed with the Commission as Appendix C to the Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed by the Issuer on May [ ], 2004).